Exhibit 3.71

00121603411

Articles of Correction to ARTICLES OF MERGER	FILED In the Office of the Secretary of State of Texas APR 9 1990 Corporations Section

TO THE SECRETARY OF THE STATE OF TEXAS, P. O. Box 13697, Austin, Texas 78711:

1. The Articles of Merger between Pipeline Design Enterprises, Inc., a Texas corporation (sometimes referred to as “PDE”) and Universal Ensco, Inc. a Texas corporation (sometimes referred to as “Ensco”) were filed pursuant to Article 5.04 of the Texas Business Corporation Act with the Texas Secretary of State and the Texas Secretary of State issued a Certificate of Merger on July 24, 1989. These Articles of correction correct such Articles with regard to the number of shares of stock of Universal Ensco, Inc. to be issued for the outstanding stock of Pipeline Design Enterprises, Inc.

2. The Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit “A”, has been adopted, approved, executed and acknowledged by each of the constituent corporations, and approved and adopted by the Board of Directors and all of the stockholders of each of the constituent corporations.

3. The name and state of incorporation of each of the constituent corporations are as follows:

Name of Corporation	State of Incorporation
Pipeline Design Enterprises, Inc.	Texas

Universal Ensco, Inc.	Texas

4. The authorized capital of PDE consists of 10,000 authorized shares of common stock, each with a par value of $1.00 per share, of which 1,000 shares are issued and outstanding. All 1,000 shares of outstanding stock of PDE have been voted for the Agreement and Plan of Merger. Pursuant to the Combined Actions in Lieu of Joint Special Meeting of the Shareholders and Board of Directors of PDE and the Combined Actions in Lieu of Joint Special Meeting of the Shareholders and Board of Directors of Ensco immediately upon the effective date of the merger of PDE and Ensco, each share of issued and outstanding PDE stock shall automatically be converted into and deemed to represent 200 shares of issued and outstanding Ensco stock. The Articles of Merger were filed July 24, 1989; therefore, the 1,000 shares of issued and outstanding PDE stock are issued to Ensco as 200,000 shares of issued and outstanding Ensco stock. The authorized capital of Ensco consists of 1,000,000 shares of common stock, each with a par value of $1.00 per share, of which 286,787 shares are issued and outstanding. All 286,787 shares of previously outstanding stock of Ensco have been voted for the Agreement and Plan of Merger.

MHA/01-90303/dmk

00101603412

5. The name of the surviving corporation is: Universal Ensco, Inc.

6. The Articles of Incorporation of the surviving corporation are not amended by the Agreement and Plan of Merger, and the Articles of Incorporation of Universal Ensco as existing, shall be the Articles of Incorporation of the surviving corporation.

7. A copy of the Agreement and Plan of Merger will be furnished on request and without cost to any stockholder of either of the constituent corporations.

IN WITNESS WHEREOF, the constituent corporations have caused this Amended and Restated Articles of Merger to be executed by their respective Presidents and attested by their respective Secretaries, this 6th day of February, 1990.

ATTEST: (Corporate Seal)	UNIVERSAL ENSCO, INC., a Texas corporation

/s/ R. T. Benson	By:	/s/ Wiley Hatcher
R. T. Benson, Secretary		Wiley Hatcher, President

ATTEST: (Corporate Seal)	PIPELINE DESIGN ENTERPRISES, INC., a Texas corporation

/s/ Linda Carter	By:	/s/ Lops A. Gray, III
Linda Carter, Secretary		Lops A. Gray, III, President